Exhibit 1.04

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com
CDC Software Reports $0.33 in Non-GAAP Earnings Per Share for the Third Quarter of 2009 and
Operating Cash Flow of $19.2 million, Up Over 200 Percent Year Over Year
SHANGHAI, ATLANTA, Nov. 23, 2009 — CDC Software Corporation (NASDAQ: CDCS), a global provider of enterprise software applications and services, today announced financial results for the quarter ended September 30, 2009. For the third quarter of 2009, CDC Software reported revenue of (U.S.)$48.6 million, Non-GAAP earnings per share(a) of (U.S.)$0.33, Non-GAAP net income(a) of (U.S.)$9.6 million, Net income attributable to controlling interest of (U.S.)$6.2 million and Net income attributable to controlling interest earnings per share of (U.S.)$0.22. Third quarter 2009 Non-GAAP earnings per share and Net income attributable to controlling interest exceeded First Call consensus estimates, which were (U.S.)$0.30 and (U.S.)$4.6 million, respectively.
Revenue, Non-GAAP net income and Net income attributable to controlling interest in the third quarter of 2008 were (U.S.)$60.5 million, (U.S.)$8.8 million and (U.S.)$4.2 million, respectively.
In addition, CDC Software increased its operating cash flow in the third quarter to (U.S.)$19.2 million compared to (U.S.)$6.3 million in the same period last year, representing a 205 percent improvement. For the nine months ended September 30, 2009, the company reported revenue of (U.S.)$149.6 million, Non-GAAP net income and Non-GAAP earnings per share of (U.S.)$26.4 million and (U.S.)$0.91, respectively. Net income attributable to controlling interest for the first nine months of 2009 was (U.S.)$16.2 million. This compares to revenue of (U.S.)$186.5 million, Non-GAAP net income of (U.S.)$15.9 million and Net income attributable to controlling interest of (U.S.)$4.0 million for the nine months ended September 30, 2008.
“We are pleased that we exceeded Wall Street consensus estimates for third quarter GAAP net income and Non-GAAP net income per share, which are key financial metrics for our company,” said Peter Yip, CEO of CDC Software. “In addition, our cash flow from operations of $19.2 million represented an increase of more than 200 percent from the same period last year and is the highest on record for CDC Software. Our fourth quarter sales pipeline has continued to increase and has shown steady growth over the last four quarters. In addition, our cross-sell opportunities in the fourth quarter have continued to increase as well as the mix of new logo customer as a percentage of license sales.”
During the third quarter, license revenue, maintenance revenue, services revenue and hardware revenue were, 16 percent, 52 percent, 31 percent and 1 percent, respectively, of total revenue. License revenue was (U.S.)$7.6 million.. Third quarter license sales from new logo customers increased to 38 percent compared to 22 percent of license sales in the second quarter of 2009. Maintenance revenue in the third quarter increased to (U.S.)$25.4 million compared to (U.S.)$24.8 million in the second quarter of 2009. CDC Software has also continued to achieve a maintenance retention rate of approximately 90 percent. In the third quarter, CDC Software won back (U.S.)$770,000 through its maintenance win-back program. Since the beginning of this program in the third quarter of 2008, CDC Software has won back more than (U.S.)$2.2 million in maintenance revenue. Professional services revenues in the third quarter of 2009 were (U.S.)$14.9 million, while hardware sales were (U.S.)$0.7 million.
Operating cash flow in the third quarter of 2009 was (U.S.)$19.2 million compared to (U.S.)$6.3 million in the same period last year. Cash on hand was $66.8 million at the end of the third quarter. DSOs (days sales outstanding) in the third quarter improved to an impressive 74 days, compared to 89 days for Q2 2009. Accounts receivable as of September 30, 2009 was (U.S.)$33.0 million, down from (U.S.)$53.0 million as of December 31, 2008. Deferred revenue as of September 30, 2009 was (U.S.)$50.6 million, down from (U.S.)$54.5 million as of December 31, 2008. The combined utilization rate of North America and EMEA services business for the third quarter was 68.1 percent, and the services backlog was (U.S.) $10.9 million.

GAAP net income margin improved to 12.8 percent in the third quarter of 2009 compared to 7.0 percent in the third quarter of 2008. Gross margin was 56 percent during the third quarter of 2009, which was flat compared to the same quarter of 2008.
“For the third quarter, CDC Software continued to control and reduce operating expenses which contributed to the solid GAAP net income compared to the second quarter of 2009 and prior year,” Yip added. “We remain cautiously optimistic about our revenue outlook since third quarter license revenue, which historically is impacted by seasonality, was essentially the same as in the second quarter of 2009. In addition, we reported that 38 percent of license sales came from new logo customers, compared to 22 percent in the second quarter. During the fourth quarter, we have already closed several significant deals in the food and beverage and the financial services industries. We also expect to continue executing on our strategy of strategic and disciplined acquisitions that are accretive.”
Organic Growth Initiatives
In an effort to accelerate organic growth, the company has focused on a three prong approach, which is intended to be additive to the company’s traditional sales model.
CDC Software added seven new resellers to its channel as part of its strategy to expand its pipeline and sales dramatically over the next few years in China, with the goal of positioning this country as the second largest revenue generator after North America for the company. Furthermore, the company has seen increased channel sales activity in India, Australia, Mexico and in China
The company believes that leveraging resellers in emerging markets can accelerate the company’s organic revenue growth rate.
Over the last several quarters, CDC Software has also pursued a focused strategy to maximize cross sales within its installed base of over 6,000 customers. The company has seen a significant increase in the pipeline of cross sales opportunities heading into the fourth quarter, with the pipeline of opportunities increasing almost 250 percent from the third quarter.
In the third quarter of 2009, the company initiated an OEM strategy to resell its solutions directly into third party software providers. The company has already added one OEM partner and expects to sign another two in the fourth quarter. In the third quarter, CDC Software signed a reciprocal OEM agreement with Pilgrim Software to sell each other’s solutions. This OEM partnership is expected to help CDC Software expand its footprint in the highly regulated industries of life sciences and consumer packaged goods (CPG) CDC Software believes that by adding an OEM channel, it can not only improves sales productivity, but also improve profit margins, given the nature of OEM sales.
During the third quarter of 2009, CDC Software also introduced new products and version upgrades for its core ERP, Supply Chain Management and CRM applications that included:
•	Launched a major new traceability solution in Ross Enterprise called Trace Express Viewer, which provides manufacturers with easier usability, faster access and immediate forward and backward trace functionality to identify suspect materials and assist in the disposition of finished goods in the event of a product recall

•	Ross ERP 6.3 SP5

•	CDC Supply Chain Supplier Collaboration and 3PL Collaboration

•	Pivotal eMarketing

•	CDC Factory 5.4.2

•	CDC Respond 3.7 SP 3

Furthermore, during the third quarter of 2009, CDC Software added a total of 45 new customers and signed upgrade and expansion agreements with 233 enterprise software customers. New customers accounted for 38 percent of total software license revenue during the quarter and included Alpitour, B&G Foods, Pacific Coast Producers, BIPO Service Shanghai Ltd., Bongrain Foodservice, Converteam Power Conversion Co., Ltd., Demag Cranes & Components Co., Ltd., Emmeti, ESYPCO, GEZE Industries Co., Ltd., Igulatorio Medico Quirurgico, Kerry Properties Development Management Co., Ltd., Molino Harinero San Blas, Pfeiffer Vacuum, Project Informatica, Rivona, Self, ST Specialty Foods, Swagelok Fluid System Technologies Ltd and Vegenat.
Repeat business with existing customers accounted for 62 percent of total software license revenue for the third quarter of 2009. Customers with expanded and repeat business during the quarter included ACCOR, Allianz, BASF Shanghai Coatings Co., Ltd., BSH, Clarins, GFA Brands Inc., Measurement Specialties, MHMRA (Mental Health, Mental Retardation Authority of Harris County), Natures Way, Rothschild, Shanghai Roche Pharmaceuticals Ltd., Sudzucker, The9 Computer Technology Consulting Co., Ltd., Weleda, and Virbac.
“With the emphasis on our organic growth initiatives, we are cautiously optimistic about our business prospects,” said Bruce Cameron, president of CDC Software. “Our cross sell initiatives are beginning to bear results and we anticipate an uptick in the fourth quarter. In addition, we have added additional resellers in the third quarter that emphasize our focus on emerging markets.”
Acquisition Strategy
•	Announced a “roll-up strategy” to capitalize on the growing on-demand software market through the execution of binding term sheets to acquire two SaaS companies, including Truition

•	Completed the acquisition of WKD Solutions, a provider of supply chain event management solutions called X-alert in the third quarter

•	Completed the acquisition of Activplant in the fourth quarter, which the company expects to help solidify CDC Factory’s position as a leading provider of packaged MOM solutions

•	Reached definitive agreement to acquire Truition, a leading SaaS eCommerce company
“We are executing on our acquisition strategy, as reflected by our recent acquisitions of Activplant and WKD Solutions as well as the pending acquisition of Truition,” said Bruce Cameron, president of CDC Software. “We anticipate that these will be accretive acquisitions that fit within our strict valuation criteria. We believe Activplant will help CDC Software take a leadership role in the packaged manufacturing operations management (MOM) applications market. It also expands CDC Factory’s already significant presence in the food and beverage and CPG markets, as well as help CDC Supply Chain solutions penetrate further in the Tier 1 automotive industry.”
WKD Solutions and Activplant were completed during the third and fourth quarters of 2009, respectively. In addition, CDC Software recently announced plans to acquire two SaaS companies that launched its “roll-up” strategy for the growing on-demand market space. The company believes that the on demand or SaaS space is showing strong growth. According to Gartner’s May 2009, “Market Trends: SaaS report for 2008-2013,” Gartner is projecting the worldwide SaaS market, currently $6 billion in 2008, to show consistent growth through 2013 when it is expected to total more than $14 billion for the enterprise application market.
Just last week, CDC Software reached a definitive agreement to acquire one of these targeted companies, Truition, a leading SaaS eCommerce platform provider for retailers and brand manufacturers. Truition opens up the business to-consumer market (B2C) for CDC Software solutions and also helps to position CDC Software at the forefront in the enterprise market with its ability to offer an end-to-end supply chain execution solutions — from raw materials to the end consumer. The Truition acquisition is expected to close within the next two weeks.
Cameron added, “We believe Activplant and the planned acquisition of Truition will position us strongly in the packaged MOM and SaaS markets, respectively, as well as provide several potential revenue growth opportunities. As we have stated before, CDC Software’s acquisition strategy is a key part of the company’s plan for growth and we believe our strategy is enabled by our global scalable business and technology platform that features an infrastructure of multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China and a worldwide network of direct sales and channel operations. We believe our global platform is a key reason why we are capable of successfully integrating acquisitions that should result in a deeper and broader product portfolio, expanded geographic reach, and increased vertical expertise.”

Share Repurchase Plan
During the third quarter, CDC Software began a 10b5-1 trading plan to repurchase American Depositary Shares (ADS) in the open market, based on various prices. So far, CDC Software has repurchased 27,619 shares at an average price of approximately $8.80 per share. The company believes its shares are significantly undervalued, and intends to continue to repurchase shares in the open market.
Yip concluded, “Despite the slow global economic recovery, we believe we are well positioned to continue improving on our business fundamentals and key operational metrics. In the third quarter, we did see an increase in new logo customer licenses compared to the second quarter of 2009 and believe this is a good indicator for our future revenue outlook. With improving operating metrics and increasing net cash on hand, we believe we are well-positioned to execute our organic growth and acquisition strategies, which includes both on-premise as well as Software as a Service (SaaS) opportunities. We will remain very disciplined and strategic buyers for all our acquisitions. Overall, we remain cautiously optimistic on our fundamental business prospects.”
Conference Call
The Company’s senior management will host a conference call for financial analysts and investors, Monday, Nov. 23rd, 2009 at 8 am EDT.
USA-based Toll Free Number: +1 (888) 603-6873
International: +1 (973) 582-2706
Pass code: 35254524
Call Leader: Monish Bahl
This call is being webcast by CCBN and can be accessed at CDC Software’s corporate web site at www.cdcsoftware.com.
The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).
Instant Replay
For those unable to call in, a digital instant replay will be available after the call until Dec. 7, 2009. U.S. based Toll Free Number: +1 888 603 6873, U.S.-based Toll Number: +1 973 582 2706. Conference ID number: 35254524.
(a) Adjusted Financial Measures
This press release includes Adjusted EBITDA and Adjusted EBITDA Margin, as well as Non-GAAP Net Income and Non-GAAP Earnings per share which are not prepared in accordance with GAAP (“Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as net income, earnings per share and cash and cash equivalents prepared under generally accepted accounting principles in the United States (“GAAP”). These Non-GAAP Financial measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.
Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

FASB Accounting Standards Codification 810, Consolidation (ASC 810)
In January 2009, the Company adopted the applicable sections of ASC 810 that requires reporting entities to present noncontrolling interests in any of its consolidated entities as equity (as opposed to a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. After the adoption of ASC 810, net income (loss) is now referred to as net income (loss) attributable to controlling interest on the consolidated statement of operations.
About CDC Software
CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a provider of enterprise software applications and services designed to help organizations deliver a superior customer experience, while increasing efficiencies and profitability. CDC Software provides customers with maximum flexibility in their solutions through multiple deployment options which best fit their business needs. Based on a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions such as on-premise, cloud or hybrid, which blends the two deployment offerings. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Activplant (enterprise manufacturing intelligence), CDC Ross ERP (enterprise resource planning), CDC Supply Chain (supply chain management , warehouse management and order management),CDC X-alert (real-time supply chain event management), CDC Power (discrete ERP), CDC Pivotal CRM and Saratoga CRM (customer relationship management), CDC Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, CDC HRM (human resources) and business analytics solutions.
These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, technical support and IT consulting. For more information, please visit www.cdcsoftware.com.
About CDC Corporation
The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced
R&D and application development, CDC Games focused on online games, and China.com China.com, Inc.
(HKGEM:8006) focused on portals for the greater China markets. For more information about CDC
Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs regarding our strategic realignment of our operations and the utility of our platform strategy, our beliefs regarding and relating to our future performance, including our sales pipeline, cross-selling opportunities, the composition of our revenue, the mix of new logo and existing customers, and the continued growth and improvement thereof, our beliefs regarding the continued effectiveness of our maintenance win back program and improvements in DSOs, our beliefs and expectations regarding fourth quarter sales and the continued execution of our acquisition strategy, our expectations regarding our efforts to accelerate organic growth, including the potential benefits of utilizing OEM partners, resellers, and cross-selling, for sales and margin improvements, our beliefs regarding the accretive nature of our past and planned acquisitions, our plans and expectations relating to the completion of acquisitions and the potential benefit of any acquisitions for the company and our customers, our beliefs regarding the opportunity in and growth of, the SaaS market, our beliefs regarding our share price and value and our plans with respect to repurchases of our shares, our beliefs regarding our competitive position, and the reasons for changes in our financial results and achievements, our beliefs regarding any preliminary results or indications for the fourth quarter of 2009, our beliefs regarding our business and financial decisions and the benefits and effects thereof, our beliefs about our products, as well as the characteristics and potential benefits and uses thereof, our beliefs regarding the sufficiency of our cash to fund our growth initiatives, our beliefs regarding our strategic position as a platform for growth both acquisitions and organically, our beliefs regarding our scalable infrastructure, our beliefs regarding our ability to leverage our global sales and marketing engine, using our lower cost, high quality offshore development centers in India and China, and our back office support systems, and the benefits thereof, our beliefs regarding the benefits of our infrastructure, our beliefs regarding seasonal fluctuations in our sales and our expectations regarding future sales performance, our beliefs regarding our strategic position for growth and expansion, our expectations and estimates regarding our financial performance for future periods and 2009, including revenue, GAAP net income, Non-GAAP Net Income and Adjusted EBITDA, our beliefs regarding our metrics and leading indicators, our expectations about improvements in certain financial measures at CDC Software and the continuation of trends we may have seen or are seeing, our beliefs regarding the recurring nature of certain revenue streams and the potential benefits of certain of our products to users, our expectations regarding our ability to continue to generate positive cash flows from operations, our beliefs regarding our current and future strategic, business and financial position, including the sufficiency of our cash and cash equivalents, our beliefs regarding customer implementations, our beliefs regarding the composition of our revenues and the recurring or non-recurring nature thereof, our beliefs regarding customer preferences and market trends, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

CDC Software
Unaudited Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars except share and per share data)

	December 31,	September 30,
	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	$27,341	$66,828
Restricted cash	3,677	522
Accounts receivable (net of allowance of $4,644 and $4,458 at December 31, 2008 and September 30, 2009, respectively)	53,014	33,021
Receivable from Parent	—	29,995
Prepayments and other current assets	7,333	8,331
Deferred tax assets	7,089	7,089

Total current assets	98,454	145,786

Property and equipment, net	5,711	4,618
Goodwill	135,987	141,557
Intangible assets	72,907	62,962
Deferred tax assets	32,664	34,492
Note receivable due from related parties	600	618
Investment in cost method investees	740	798
Other assets	1,218	1,592

Total assets	$348,281	$392,423

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,429	$10,981
Purchase consideration payables	355	147
Income tax payable	2,259	7,902
Short-term bank loans	5,876	5,092
Short-term loan from Parent	19,530	—
Accrued liabilities	23,578	19,441
Restructuring accruals, current portion	1,974	1,917
Deferred revenue	54,507	50,598
Deferred tax liabilities	351	413

Total current liabilities	118,859	96,491

Deferred tax liabilities	25,460	25,628
Restructuring accruals, net of current portion	239	60
Other liabilities	8,599	8,658

Total liabilities	153,157	130,837

Contingencies and commitments

Shareholders’ equity:
Class A ordinary shares, $0.001 par value; 50,000,000 shares authorized; Nil and 4,800,000 shares issued as of December 31, 2008 and September 30, 2009, respectively; Nil and 4,795,700 shares outstanding as of December 31, 2008 and September 30, 2009, respectively	—	5
Class B ordinary shares, $0.001 par value; 27,000,000 shares authorized; Nil and 24,200,000 shares issued and outstanding as of December 31, 2008 and September 30, 2009, respectively	—	24
Additional paid in capital	—	248,310
Equity investment	203,817	—
Common stock held in treasury; Nil and 4,300 shares at December 31, 2008 and September 30, 2009, respectively	—	(39)
Accumulated deficit	(5,430)	10,759
Accumulated other comprehensive loss	(3,580)	2,360

Total shareholders’ equity	194,807	261,419

Noncontrolling interest	317	167

Total equity	195,124	261,586

Total liabilities and shareholders’ equity	$348,281	$392,423

CDC Software
Unaudited Combined Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	June 30,	September 30,
	2009	2009
REVENUE:
Licenses (including royalties from related parties of $145 and $724 respectively)	$7,826	$7,618
Maintenance (including royalties from related parties of $54 and $61 respectively)	24,820	25,414
Professional services (including royalties from related parties of $Nil and $32, respectively)	17,304	14,882
Hardware	659	697

Total revenue	50,609	48,611

COST OF REVENUE:
Licenses	4,935	4,318
Maintenance	3,678	3,834
Professional services	14,455	12,613
Hardware	637	680

Total cost of revenue	23,705	21,445

Gross profit	26,904	27,166
Gross margin %	53%	56%

OPERATING EXPENSES:
Sales and marketing expenses	8,420	7,783
Research and development expenses	4,176	4,001
General and administrative expenses	7,854	9,369
General and administrative expenses allocated to Parent	(2,723)	(2,304)
Exchange gain on deferred tax assets	(1,417)	(865)
Amortization expenses	1,029	1,094
Restructuring and other charges	844	900

Total operating expenses	18,183	19,978

Operating income	8,721	7,188
Operating margin %	17%	15%

Other income (loss), net	(269)	796

Income before income taxes	8,452	7,984
Income tax expense	(2,553)	(1,834)

Net income	5,899	6,150
Net loss attributable to noncontrolling interest	1	91

Net income attributable to controlling interest	$5,900	$6,241

Unaudited pro forma information (1):
Net income attributable to controlling interest per class A ordinary share — basic and diluted	$0.20	$0.22

Net income attributable to controlling interest per class B ordinary share — basic and diluted	$0.20	$0.22

Weighted average shares of class A outstanding — basic and diluted	4,800,000	4,799,740

Weighted average shares of class B outstanding — basic and diluted	24,200,000	24,200,000

Total weighted average shares — basic and diluted	29,000,000	28,999,740

(1)	Unaudited pro forma basic and diluted earnings per share are presented after giving effect to the recapitalization and issuance of 29,000,000 shares upon the effectiveness of the registration statement in August 2009.

CDC Software
Unaudited Combined Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	September 30,
	2008	2009
REVENUE:
Licenses (including royalties from related parties of $408 and $724, respectively)	$11,874	$7,618
Maintenance (including royalties from related parties of $48 and $61, respectively)	26,372	25,414
Professional services (including royalties from related parties of $Nil and $32, respectively)	21,182	14,882
Hardware	1,083	697

Total revenue	60,511	48,611

COST OF REVENUE:
Licenses	5,694	4,318
Maintenance	3,950	3,834
Professional services	16,161	12,613
Hardware	585	680

Total cost of revenue	26,390	21,445

Gross profit	34,121	27,166
Gross margin %	56%	56%

OPERATING EXPENSES:
Sales and marketing expenses	12,801	7,783
Research and development expenses	6,347	4,001
General and administrative expenses	9,332	9,369
General and administrative expenses allocated to Parent	(2,588)	(2,304)
Exchange (gain) loss on deferred tax assets	353	(865)
Amortization expenses	1,757	1,094
Restructuring and other charges	520	900

Total operating expenses	28,522	19,978

Operating income	5,599	7,188
Operating margin %	9%	15%

Other income, net	32	796

Income before income taxes	5,631	7,984
Income tax expense	(1,397)	(1,834)

Net income	4,234	6,150
Net loss attributable to noncontrolling interest	9	91

Net income attributable to controlling interest	$4,243	$6,241

Unaudited pro forma information (1):
Net income attributable to controlling interest per class A ordinary share — basic and diluted	$0.15	$0.22

Net income attributable to controlling interest per class B ordinary share — basic and diluted	$0.15	$0.22

Weighted average shares of class A outstanding — basic and diluted	4,800,000	4,799,740

Weighted average shares of class B outstanding — basic and diluted	24,200,000	24,200,000

Total weighted average shares — basic and diluted	29,000,000	28,999,740

(1)	Unaudited pro forma basic and diluted earnings per share are presented after giving effect to the recapitalization and issuance of 29,000,000 shares upon the effectiveness of the registration statement in August 2009.

CDC Software
Unaudited Combined Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Nine months ended September 30,
	2008	2009
REVENUE:
Licenses (including royalties from related parties of $842 and $1,111, respectively)	$36,007	$22,574
Maintenance (including royalties from related parties of $129 and $201, respectively)	78,740	74,432
Professional services (including royalties from related parties of $Nil and $32, respectively)	68,941	50,866
Hardware	2,801	1,701

Total revenue	186,489	149,573

COST OF REVENUE:
Licenses	15,472	13,831
Maintenance	12,040	11,054
Professional services	54,158	42,886
Hardware	1,897	1,556

Total cost of revenue	83,567	69,327

Gross profit	102,922	80,246
Gross margin %	55%	54%

OPERATING EXPENSES:
Sales and marketing expenses	43,500	23,856
Research and development expenses	19,312	12,708
General and administrative expenses	32,775	26,300
General and administrative expenses allocated to Parent	(9,276)	(7,888)
Exchange (gain) loss on deferred tax assets	784	(2,054)
Amortization expenses	5,106	3,382
Restructuring and other charges	3,662	2,175

Total operating expenses	95,863	58,479

Operating income	7,059	21,767
Operating margin %	4%	15%

Other income, net	534	671

Income before income taxes	7,593	22,438
Income tax expense	(3,673)	(6,390)

Net income	3,920	16,048
Net loss attributable to noncontrolling interest	46	141

Net income attributable to controlling interest	$3,966	$16,189

Unaudited pro forma information (1):
Net income attributable to controlling interest per class A ordinary share — basic and diluted	$0.14	$0.56

Net income attributable to controlling interest per class B ordinary share — basic and diluted	$0.14	$0.56

Weighted average shares of class A outstanding — basic and diluted	4,800,000	4,799,740

Weighted average shares of class B outstanding — basic and diluted	24,200,000	24,200,000

Total weighted average shares — basic and diluted	29,000,000	28,999,740

(1)	Unaudited pro forma basic and diluted earnings per share are presented after giving effect to the recapitalization and issuance of 29,000,000 shares upon the effectiveness of the registration statement in August 2009.

CDC Software
Unaudited Combined Statement of Cash Flow
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	June 30,	September 30,
	2009	2009
OPERATING ACTIVITIES:
Net income	$5,899	$6,150
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	783	766
Amortization expense	4,572	4,482
Provision for bad debt	338	295
Stock compensation expenses	201	750
Deferred income tax provision	(7)	(21)
Exchange gain on deferred tax assets	(1,417)	(865)
Loss on disposal of property and equipment	92	1
Accrued interest income from Parent	188	(789)
Interest income received on restricted cash	(31)	12
Changes in operating assets and liabilities:
Accounts receivable	9,005	9,355
Deposits, prepayments and other receivables	(2,077)	1,873
Other assets	(141)	(11)
Accounts payable	369	(610)
Income tax payable	2,281	1,848
Accrued liabilities	(3,234)	(701)
Deferred revenue	(1,329)	(3,483)
Other liabilities	(279)	149

Net cash provided by operating activities	15,213	19,201

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	—	(1,323)
Purchases of property and equipment	(289)	(203)
Capitalized software	(1,203)	(905)
Decrease (increase) in restricted cash	3,220	(11)

Net cash provided (used) in investing activities	1,728	(2,442)

FINANCING ACTIVITIES:
Issurance of class A ordinary shares	—	43,390
Payments on loan from Parent	(14,447)	(13,752)
Short-term borrowings (payments)	309	(524)
Purchase of treasure stock	—	(39)
Payments for capital lease obligations	(280)	(95)

Net cash provided (used) in financing activities	(14,418)	28,980

Effect of exchange differences on cash	620	500

Net increase in cash and cash equivalents	3,143	46,239
Cash at beginning of period	17,446	20,589

Cash at end of period	$20,589	$66,828

CDC Software
Unaudited Combined Statement of Cash Flow
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2008	2009	2008	2009
OPERATING ACTIVITIES:
Net income	$4,234	$6,150	$3,920	$16,048
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	988	766	3,192	2,372
Amortization expense	6,106	4,482	16,333	14,205
Provision for bad debt	648	295	1,813	869
Stock compensation expenses	24	750	813	1,132
Deferred income tax provision	724	(21)	2,504	(28)
Exchange (gain) loss on deferred tax assets	353	(865)	784	(2,054)
Loss (gain) on disposal of property and equipment	19	1	2	93
Accrued interest income from Parent	(160)	(789)	(480)	(673)
Interest income received on restricted cash	—	12	—	(47)
Changes in operating assets and liabilities:
Accounts receivable	62	9,355	8,981	20,495
Note receivable due from franchise partners	(85)	—	(420)	—
Deposits, prepayments and other receivables	217	1,873	2,115	(644)
Other assets	(569)	(11)	(70)	(277)
Accounts payable	2,170	(610)	(1,585)	159
Income tax payable	387	1,848	(34)	5,616
Accrued liabilities	(2,691)	(701)	(4,465)	(5,060)
Deferred revenue	(5,560)	(3,483)	(7,104)	(5,385)
Other liabilities	(589)	149	(513)	128

Net cash provided by operating activities	6,278	19,201	25,786	46,949

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	—	(1,323)	(39)	(1,323)
Payment for prior year acquisitions	(418)	—	(348)	—
Purchases of property and equipment	(618)	(203)	(2,180)	(890)
Capitalized software	(1,228)	(905)	(6,512)	(3,000)
Investment in cost method investees (franchise partners)	(48)	—	(153)	(38)
Decrease (increase) in restricted cash	—	(11)	—	3,209

Net cash provided (used) in investing activities	(2,312)	(2,442)	(9,232)	(2,042)

FINANCING ACTIVITIES:
Issurance of class A ordinary shares	—	43,390	—	43,390
Borrowings on loan from Parent	10,334	—	10,334	162
Payments on loan from Parent	(17,016)	(13,752)	(32,624)	(48,909)
Short-term borrowings	(326)	(524)	4,712	(403)
Purchase of treasure stock		(39)		(39)
Payments for capital lease obligations	—	(95)	—	(460)

Net cash provided (used) in financing activities	(7,008)	28,980	(17,578)	(6,259)

Effect of exchange differences on cash	(582)	500	85	839

Net increase (decrease) in cash and cash equivalents	(3,624)	46,239	(939)	39,487
Cash at beginning of period	26,342	20,589	23,657	27,341

Cash at end of period	$22,718	$66,828	$22,718	$66,828

CDC Software
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA and Non-GAAP Net Income
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	June 30,	September 30,
	2009	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income from continuing operations	$8,721	$7,188
Add back restructuring and other charges	844	900
Add back depreciation expense	783	766
Add back amortization expense	1,029	1,094
Add back amortization expense included in cost of revenue	3,544	3,388
Add back stock compensation expenses	201	750
Add back exchange gain on deferred taxes	(1,418)	(865)

Adjusted EBITDA	$13,704	$13,221

Adjusted EBITDA margin %	27%	27%

(1)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in our consolidated statement of operations. Below is a summary of capitalized software credits for the three months ended June 30 and September 30:

	Three months ended
	June 30,	September 30,
	2009	2009

Capitalized software credits	$(1,203)	$(905)

	Three months ended
	June 30,	September 30,
	2009	2009
(a) Reconciliation from GAAP net income attributable to controlling interest to non-GAAP net income and non-GAAP net income per share
Net income attributable to controlling interest	$5,900	$6,241
Add back amortization expense	1,029	1,094
Add back amortization expense included in cost of revenue	3,544	3,388
Subtract capitalized software credits	(1,203)	(905)
Add back stock based compensation	201	750
Add back restructuring	844	900
Add back exchange gain loss on deferred tax assets	(1,418)	(865)
Add back non cash tax expense	894	642
Tax affect on all reconciling items@31%	(1,369)	(1,620)

Non-GAAP net income	$8,422	$9,625

Non-GAAP net income as % of revenues	17%	20%
Total weighted average shares outstanding (basic and dilutive)	29,000,000	28,999,740
Non-GAAP net income per share (basic and dilutive)	$0.29	$0.33

CDC Software
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA and Non-GAAP Net Income
(Amounts in thousands of U.S. dollars except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income from continuing operations	$5,599	$7,188	$7,059	$21,767
Add back restructuring and other charges	520	900	3,662	2,175
Add back depreciation expense	988	766	3,192	2,372
Add back amortization expense	1,757	1,094	5,106	3,381
Add back amortization expense included in cost of revenue	4,349	3,388	11,227	10,824
Add back stock compensation expenses	24	750	813	1,132
Add back exchange (gain) loss on deferred taxes	353	(865)	784	(2,054)

Adjusted EBITDA	$13,590	$13,221	$31,843	$39,597

Adjusted EBITDA margin %	22%	27%	17%	26%

(1)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in our consolidated statement of operations. Below is a summary of capitalized software credits for the three months and nine months ended September 30:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2009	2008	2009

Capitalized software credits	$(1,228)	$(905)	$(6,512)	$(3,000)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2009	2008	2009
(a) Reconciliation from GAAP net income attributable to controlling interest to non-GAAP net income and non-GAAP net income per share
Net income attributable to controlling interest	$4,243	$6,241	$3,966	$16,189
Add back amortization expense	1,757	1,094	5,106	3,381
Add back amortization expense included in cost of revenue	4,349	3,388	11,227	10,824
Subtract capitalized software credits	(1,228)	(905)	(6,512)	(3,000)
Add back stock based compensation	24	750	813	1,132
Add back restructuring	520	900	3,662	2,175
Add back exchange gain loss on deferred tax assets	353	(865)	784	(2,054)
Add back non cash tax expense	489	642	1,286	2,237
Tax affect on all reconciling items@31%	(1,681)	(1,620)	(4,432)	(4,499)

Non-GAAP net income	$8,826	$9,625	$15,900	$26,385

Non-GAAP net income as % of revenues	15%	20%	9%	18%
Total weighted average shares outstanding (basic and dilutive)	29,000,000	28,999,740	29,000,000	28,999,740
Non-GAAP net income per share (basic and dilutive)	$0.30	$0.33	$0.55	$0.91